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 January 29, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ryan Sutcliffe, Counsel
Ken Ellington, Staff Accountant

Re:	AIP Alternative Lending Fund P
(File Nos. File Nos. 333-218890 and 811-23266)

Dear Mr. Sutcliffe and Mr. Ellington:

We are writing in response to comments provided telephonically on January 29, 2020 with respect to the registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on January 28, 2020 on behalf of AIP Alternative Lending Fund P (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comments

Comment 1.	The Staff notes that Footnote 8 to the fee table states that the Investment Adviser agrees to waive and/or reimburse the Fund’s expenses to the extent necessary in order to cap total annual fund expenses at 1.00% of the Fund’s average annual net assets. Please undertake to revise in a 497 filing the section of the Statement of Additional Information entitled “Management of the Fund—Advisory Fees” to correctly reflect this waiver at the feeder fund level.

Response 1.	We respectfully acknowledge your comment. The Fund hereby undertakes to make this revision in a 497 filing.

Comment 2.	Footnote 5 to the fee table states that the Fund will indirectly bear platform loan fees such as loan servicing fees and loan trailing fees. Please consider revising the statement since loan servicing fees since loan servicing fees are a direct expense of the Fund.

Response 2.	We respectfully acknowledge your comment. Pursuant to our conversations with the Staff, because the Fund is a feeder fund, and platform loan fees are being borne directly by the shareholders of the master fund, we believe that the disclosure is correct.

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If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz